MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

October 31, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Co of America, Inc.

Amendment No. 2 to Form 10-K for period ended December 31, 2018

Filed August 9, 2019

Form 10-Q for period ended June 30, 2019

Filed August 19, 2019

File No. 000-27039

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

The Registrant will be filing its Form 10-K/A-3 today responding to your comment letter dated September 20, 2019. The Registrant previously responded to your comments about its Form 10-K/A-2 on October 9. After its review of your comment 1 referencing the 10-K/A-2, the Registrant reviewed the opinion letter from its independent audit firm that was included with its amendment 2. It appears that your comment was made referencing an earlier version of the Form 10. Please see the Registrant’s updated response below to comment 1:

Amendment No. 2 to Form 10-K for period ended December 31, 2018 filed August 9, 2019

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to prior comment four of our letter dated July 19, 2019 regarding the audit report accompanying your financial statements. The opinion sentence in the revised opinion now only refers to the most recent year of your results of operations and cash flows. Please revise to have your auditors provide an amended report that appropriately addresses both years of your results of operations and cash flows as required by Regulation S-X and Article 8-02.

Response:       The letter included in the Registrant’s Form 10-K/A-2 resolved this comment as follows:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Marijuana Company of America, Inc. and its subsidiaries (“the Company”) as of December 31, 2018 and 2017 and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the consolidated financial statements) . In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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U.S. Securities and Exchange Commission

October 31, 2019

The Registrant’s remaining responses related to its responses to your comments on its Form 10-K/A-2 remain and will be included in the amended filing.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer

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